武富士

# TAKEFUJI CORPORATION

ANNUAL REPORT 2004






Takefuji Corporation

# Takefuji reemphasizes our founding principles: Customer first service and efficient management

Last year was the most difficult year ever in our history. We profoundly regret and apologize for the concern and inconvenience experienced by our shareholders, investors, business partners, and customers due to various legal matters, including unpaid overtime work, administrative penalties imposed by the Kanto Finance Bureau, and violations of the Telecommunications Business Law.

In order to prevent such legal violations, last year Takefuji established the Compliance Committee and invited outside legal experts to join the Committee in working to consolidate the responsibilities of corporate compliance. On April 27, 2004, Takefuji announced our new management and organizational structure and principles for the present and future in response to proposals from the Compliance Committee. The essence of these principles is as follows:

- Upholding the traditions and cultures that have made Takefuji the No.1 company in the industry
- Establishing transparency and corporate governance befitting a responsible listed company

On this basis, all of us at the Company are renewing our commitment to work together for restoration of public trust while seeking public recognition of these efforts.

Regarding concrete policy affecting constituent shareholding structure, we are moving in the same direction as other listed companies in collecting a wide range of views from the general public, as well as from our Compliance Committee, and reflecting those opinions in Company policy. Concerning the structure of the Company's Board of Directors, we have significantly changed director personnel by reducing the number of directors and increasing the number of independent directors from outside the Company. At the same time, we are introducing a comprehensive Executive Officer system to secure the decision-making process, enhance transparency in administrative practices, and establish a system of corporate checks and balances.

Regarding our new organizational structure, we are strengthening the function of the Executive Committee while clarifying the segregation of duties of the Board of Directors and the Executive Officers, placing a priority on rapid action in the areas of corporate governance and management decision-making.



In accordance with our view that we are a corporate citizen, we are strengthening our activities in the area of social contributions. At this time, we have started a support program of low-interest loans for NPOs (nonprofit organizations) called the "Takefuji Yume (Dream) Project."

The deflationary depression that continued throughout recent years in Japan has significantly affected the consumer loan market, which is directly linked to the household economy of the working public. Therefore, Takefuji made a major business policy change in fiscal 2002 and shifted our focus from quantitative expansion to qualitative enhancement. Under these circumstances, at the end of fiscal 2003, we had a loan total of ¥1.5787 trillion, down 5.8% from a year ago, and a total of 2,603,964 accounts, a decrease of 7.5% year on year. Our operating profit for the year fell 9.1% to ¥382.9 billion. Our pretax profit and net profit dropped 23.7% to ¥139.5 billion and 21.4% to ¥74.7 billion yen, respectively.

We wrote off greater loan losses than we anticipated, and this significantly improved the quality of our receivables. We believe that this occurred because we continue to rely on the solid management system developed from the establishment of the Company. We have always remained faithful to our two key founding principles — customer first service and efficient management.

In this era of rapid and sweeping changes, we understand the importance of going back to basics and working to ensure corporate well-being, placing a priority on securing healthy earnings. In our position as a beneficial lender, we support people's lives by providing small-amount, uncollateralized loans to a large number of consumers. In other words, we have set our sights on fulfilling our social mission by devoting ourselves to the consumer loan business that is "always available" to any type of customer.

We are striving to make Takefuji one of Japan's most attractive companies by realizing our dual goals and operating our business in an honest and forthright manner, always adhering to our founding principles of customer first service and efficient management. We ask for your continued support and guidance.

Takefuji Corporation
July 2004



## Founding spirit

Ever since the establishment of this Company, we have been guided by a sense of gratitude toward our customers. This founding spirit is expressed in three key ideals of the Company: "Be strict about business, but kind to people," "devote yourself to business with true professionalism," and "bring a heartfelt sense of gratitude to service." Based on these ideals, we strive to "never betray the customer's trust," "turn negatives into positives," "make sure to achieve the goal according to plan," "pay meticulous attention to all matters," and "show equal treatment to all people." The spirit of Takefuji lives on in each and every one of our employees.

## Continuation of quality enhancements

After rising continuously from fiscal 2001, the number of individual bankruptcies in Japan reached a peak in summer 2003 and gradually decreased since then. The unemployment rate also showed a recent pattern of decline. Thus far, however, these signs of economic improvement have had only limited effect on the consumer finance industry, with rising loan loss expenditures remaining an industry-wide problem.

As previously mentioned, Takefuji made a major business policy change in fiscal 2002 and shifted our focus from quantitative expansion to qualitative enhancement of loan assets. Following this policy change, we have worked toward enhanced customer management by lowering loan limits, strengthening borrower credit management, and significantly increasing the number of personnel in the Customer Management Division. These measures, based on our basic strategy of placing a top priority on building a healthy earnings structure, enabled us to post the highest pretax profit in the industry at ¥139.5 billion for fiscal 2003, despite a challenging business environment. We aim to maintain our basic strategy and record further improvement of business results in fiscal 2004.

## Funds procurement

We issued ¥38 billion of euroyen convertible bonds in June 2003. In addition, we offered ¥120 billion of unsecured euroyen 30-year straight bonds at an average price of 35% of the face value between March and May 2004. This was our second issuance of 30-year bonds, following the sale of ¥20 billion of 30-year unsecured straight bonds in Japan in October 2002. We will continue working toward diversifying our fund procurement markets and methods with the goal of securing a stable, long-term acquisition of financial resources.



## Efforts to enhance our corporate compliance

We see ensuring corporate compliance as the most fundamental yet essential element of our efforts to fulfill our social responsibilities. Since establishing the Compliance Committee in 2002, we have planned, discussed, and promoted various measures to enhance our legal compliance. In December 2003, we created the Compliance Administrative Office and appointed experts from outside the Company as Committee members to further reinforce our corporate compliance. We have implemented additional measures to ensure that the importance of corporate compliance is firmly instilled in our employees. These measures include the establishment of a compliance hotline, an obligation for employees to study corporate compliance through a correspondence course, and a requirement for all directors to attend a corporate compliance seminar.

## Establishment of a Social Contribution Office

At Takefuji, we support the ideals of corporate citizenship. True to our belief that a company is a responsible member of society, we have contributed to a program for raising guide dogs, for example, and also supported other social and cultural activities. Following the establishment of the Social Contribution Office, we aim to increase our support of social and cultural activities.


武富士


武富士
株 武 富 士 本 社


株式会社 武富士

# PRODUCTS AND SERVICES

## User-friendly products a top priority

At Takefuji, our mission is to adequately respond to the diverse needs of our customers by providing them with products of increasingly higher quality and lower interest rates.

Interest rates on Takefuji products are calculated on a daily basis, a fact that has become a defining characteristic of the products we offer. For example, if a customer using our services needs a little extra spending money for a leisure activity on a weekend and is able to return it at the beginning of the next week, the customer will find that Takefuji may offer an interest rate more favorable than that offered by banks or other financial institutions.

Takefuji provides customers with simple procedures for getting quick cash they need as well as flexible repayment and credit options while strictly protecting the privacy of our customers. We offer them an extensive ATM network with extended hours, so as to give customers quick access to cash whenever they need it most. With so many convenient services making Takefuji a superior choice to other financial institutions, it is clear why such a large and growing number of customers across Japan take their special financial needs to Takefuji.

The lineup of quality products we offer has annual interest rates ranging from 13.5% to 27.375%. In addition to our principal products — small-amount, unsecured, non-guaranteed loans at the ceiling rate of 27.375% — we will move ahead with plans to use a sliding interest rates method to offer preferred loans to certain existing customers with favorable transaction records and credit status.

## Heartfelt services only Takefuji can provide

At Takefuji, we will continue to make every effort not only to develop new low-interest products as we have offered in the past, but also to ensure that customers are more satisfied than ever with the services we provide.

Setting payment dates that coincide with the receipt of salaries and a specific day that customers find most convenient is just one example of how our detailed services manual — compiled on the basis of 38 year's know-how and experience in the consumer finance business — has helped Takefuji develop timely responses to the needs of our customers. Being the first company to provide unique services in the Japanese consumer finance industry has also helped Takefuji distinguish itself with a line of products and services



Takefuji Yen Card




受付

that continues to set it apart from other competitors in the industry. And receiving such overwhelming praise for services designed to ease the employment fears of customers in these uncertain economic conditions — such as a fixed-period loan-repayment insurance policy for unemployment provided over many years — Takefuji's reputation as a superior choice will only grow greater in the future.

## Convenient new credit card contributes to local society

Takefuji issues a TAKE BIG SEVEN MasterCard® within several days after the customer opens a Takefuji account and makes an application. This credit card can be used at 22 million member shops and stores around the world, allowing the customers to fulfill loan repayment at their convenience. In addition, the card provides additional features with the superb usefulness of its built-in IC chip. Moreover, even if the customer is not carrying the credit card, credit transactions can be executed via an infrared communication system using a mobile phone.

Furthermore, the Company started the credit card business in order to better serve the convenience of its customers, making its service network more accessible through various commercial service providers and member stores where credit cards have not been popular. Takefuji contributes to the prosperity of local communities by providing next-day settlement of advanced money, free rental of mobile radio terminals, and other capabilities. This fiscal year, we will make further efforts to expand the number of our member stores through positive co-branded card strategy.

**TAKE**
**BIG SEVEN**


TAKE
BIG SEVEN
MasterCard







# NETWORK

## Extensive branch network and large number of ATMs for the convenience of customers

In addition to Takefuji's nationwide network of conventional branch offices located in prime spots close to commuter stations, in shopping malls, and so on, the Company has in recent years been actively expanding further into the suburbs with new branch offices located on major roads to serve customers who commute by car. As of the end of March 2004, we had outlets at a total of 1,892 locations, consisting of 528 conventional manned branch offices, 1,363 unmanned branch offices, and we also operate an online service. Besides the unmanned branch offices, ATMs and automatic loan contract machines are installed at all our manned branch offices. Customers can use their ¥en Cards — issued at all branch offices — to withdraw cash or repay loans outside our normal hours of business, including business holidays, via ATMs at our unmanned branch offices. This feature has proven enormously popular. Moreover, we are also energetically arranging ATM and cash dispenser tie-ups with banks and credit companies for the convenience of customers who live far from the nearest Takefuji branch office. As of the end of March 2004, cash dispenser machines and ATMs available to Takefuji's customers numbered 35,540 including the 2,034 operated directly by the Company. Takefuji plans to continue arranging ATM tie-ups to improve the convenience of the Company's service still further.

In this way, Takefuji staff members — ever since the Company's founding — have been looking at their work from customers' standpoints, and have been devoting their full efforts to offering convenient service with a smile. Our branch offices are attractively designed, and our staff training pays particular attention to friendly and polite customer care, which has always been the hallmark of Takefuji. These are some of the reasons why many of our customers recommend our services to their friends.


ご融資ご入金
ご利用時間
AM8:00~AM0:00
カード
CARD

## Takefuji expands ATM tie-ups with convenience stores

Takefuji was quick to recognize the importance of loan repayment services by ATMs located in convenience stores, and has been providing such automatic loan repayment services to its customers ahead of other companies in the sector. In August 2002, the Company formed an alliance with the IY Bank. This enabled those customers with Takefuji cards to withdraw cash or repay loans seven days a week, via ATMs installed at 7-ELEVEN, Ito-Yokado, and other stores (7,809 units as of the end of March 2004).

ATMs available to customers now amount to 33,506 at cooperating convenience stores and financial institutions, and the total number of ATMs (including the 2,034 units operated directly by the Company) is now approaching 36,000. This forms an extensive nationwide network.

We will continue to advance our customer service by adhering to our policy of always putting the customer first.



TAKE BIG SEVEN
MasterCard




無人契約機
¥en むすび


A ¥en-musubi machine



無人契約機
¥en むすび
武富士
¥shop




武富士

**Commitment to impeccable security backed by the latest technologies**

Takefuji actively promotes application of the latest IT technology to our business. The Company's principal information management system — a super-large-scale computer — consolidates management information for more than eight million customers. Our data processing requirements, including trading information, total than 100 million transactions per month. Records of trades handled by any Takefuji branch are promptly reflected in information available on terminals at each one of the Company's 528 branches throughout Japan.

In addition, Takefuji gained a head start over competitive companies in handling customer loan applications via the Internet and providing content targeted to general consumers via mobile terminals. Moreover, Takefuji was the first financing company in Japan to enable credit-card transactions through practical use of infrared-based communications via mobile phone terminals. Adoption of these advanced IT technologies provides ever-better services to our customers.

Customer information receives meticulous management attention and comprehensive protection in a completely isolated computer room. Personal identification through a fingerprint matching processor is required when entering or leaving this room. A magnetic sensor system ensures that registered personnel cannot enter or leave the room with storage media, effectively preventing leakage of customer information. Even usage of storage media including diskettes is prohibited in the Information System Department, while staff access to customer information is limited to only a few persons. Thus, Takefuji has raised its security level to maximum protection in order to prevent even incidental loss of precious customer information.















## Staff training program focusing on commitment to customer satisfaction

Takefuji is convinced that effective personnel development underlies its Customer First philosophy. We believe that the most important reasons customers choose Takefuji are unchanging professionalism and satisfactory customer services.

The Company follows the principle that human resources are assets. Takefuji considers staff training and education of primary importance, inseparable from showing respect for individual character and encouraging development of skills and abilities.

Since its foundation, the Company has employed a merit-based promotion system, in which an individual's ability rather than age, gender, or educational background determines his or her position. Moreover, the Company continues to actively promote the appointment of women to management positions. In fact, 150 Takefuji branch offices are now headed by women. We are endeavoring to render fine-tuned financial services from new perspectives to meet the needs of our customers by drawing on the sensibilities and skills of both male and female staff.

Training programs are implemented by the management, following a detailed curriculum designed for each staff and management level, to assist their practice of "compliance with laws and regulations" and the principle of "Customer First." This training is conducted throughout the year at Takefuji's head office and at five training centers located around the country. In addition, more than 70 correspondence courses covering specialist skills, foreign languages, general knowledge, etc. are available to employees.







## Aiming at stricter compliance and consolidation of corporate ethical policy

Corporate compliance with the law is one of the most basic yet essential aspects of fulfilling social responsibility. On December 24, 2003, Takefuji established the Compliance Administrative Office and reinforced the Compliance Committee, having invited esteemed experts to join the Committee in working to consolidate the responsibilities of corporate compliance. The Company also established a compliance hotline for self-regulation, to provide early identification of potential legal issues and prevention of such concerns. These efforts are crucial to consolidation of corporate ethical policy.

Our policy not only aims at compliance with laws and regulations but also seeks to realize the founding principles of our Company from its establishment — putting the customer first and showing gratitude toward customers. All directors and staff members are making every effort to develop a trustworthy corporate culture with traditions that strengthen corporate governance and accountability, in accordance with our role as one of Japan's leading companies.




Board of Directors
Compliance Committee
Reporting
compliance issues
Compliance Administrative Office
Hotline
(external)
Information from
each employee
(Privacy Protection)
Internal Compliance Control Managers (one appointed from each regional
branch offices, some from main local branches, and each from the major departments in Headquarters)
Designated Compliance Officers (one appointed from each branch)

## Reinforced compliance and its framework

*1) Appointing esteemed experts to join the Compliance Committee*

In order to strengthen the reliability of the organization, outside advisors can call the Company's attention to management-related concerns.

*2) Compliance Administrative Office & Officers*

- In order to enhance the functions of the Compliance Committee, the Compliance Administrative Office has been set up at Headquarters. 69 Compliance Managers have been appointed to key sections of the Company, including Headquarters, regional branch offices, and main local branches. All Compliance Control Managers are required to take regular training courses and regularly upgrade their legal knowledge. In addition, each Compliance Control Manager must verify that each branch office is providing prescribed compliance-training sessions, and must send a report to the Compliance Administrative Office upon completion of these sessions.
- One person must be elected as a Designated Campliance Offices at each office (either regional branch or main local branch). This Compliance Officer must hold a training session each week using prescribed manuals. Training sessions focus on topics that range from basic responsibilities of corporate members to knowledge of laws based on case studies, as the basis for a discussion topic determined each month.

*3) Establishing a compliance hotline*

- Support for self-regulation to provide early identification of potential legal issues and prevention of such concerns.
- Appointment of an independent attorney to serve as an external contact person for compliance matters, responsible for keeping the hotline neutral, fair, and accessible to Company workers while ensuring the anonymity of respondents.
- Hotline information must be examined and any matter deemed illegal, unfair, or ethically inappropriate will be reported to the Compliance Committee via the Compliance Administrative Office. Such issues will be continuously reviewed at meetings of the Board of Directors to prevent concerns from worsening and resolve them.

## Continued contributions make for a healthier culture and a stronger society

Takefuji believes that showing gratitude to customers — one of the key elements of our philosophy — is a crucial aspect of our corporate contributions to society. Accordingly, since 1984 we have supported the training of guide dogs for the visually challenged and service dogs. In addition, we have also enhanced our social contributions through promotion of international education and exchange, special financial support of the Mt. Fuji World Heritage registration campaign, and youth sports classes presented by the Takefuji Bamboo, a women's professional volleyball team that is a member of the V-League. Furthermore, we have strengthened our social activities with the establishment of our Social Contribution Office in April 2004, and have started a support program of low-interest loans for NPOs (nonprofit organizations) called the "Takefuji Yume (Dream) Project."

## Takefuji sports promotion programs

Four years ago, Takefuji became the first company in the consumer finance industry to have its own professional sports team when it established a women's volleyball team, the Takefuji Bamboo, which became a member of the V-League. Takefuji provides volleyball classes for primary school students as well as public performances, not only in Saitama Prefecture where the Takefuji Bamboo home base is located, but also throughout Japan. Additionally, the Company also provides facilities and coaching for wheelchair volleyball players as one of its community activities.

Similar to last year, the 5th LPGA Takefuji Classic 2004 was again held in Las Vegas, Nevada, from April 15 to 17, 2004. Cristie Kerr of the United States finished in the first place at 7-under-par (209) following a dramatic seven-hole playoff.









## Continued pro-active disclosure activities to promote corporate transparency

Guided by our basic policy of providing clear statements of our management message, services, and financial status, we are promoting disclosure activities through various information channels.

## Information disclosed on our Web site

On our Web site, we are providing information contents to our customers on such topics as our services, credit card business, and branch offices:
http://www.takefuji.co.jp/main.html

On our Investor Relations Web site, we are also disclosing updated financial information such as financial results to investors:
http://www.takefuji.co.jp/corp_e/top.shtml

The following are the current featured contents:

- Annual Report
- Facts & Figures
- Financial Results (annually, semiannually, quarterly)
- Financial Reports (annually, semiannually, quarterly)
- Monthly Loan Business Data Book
- Monthly IR Report

## Meetings for announcing financial results

We are holding a series of explanatory meetings for institutional investors and analysts after the announcement of full-year and interim financial results.

## Overseas investor relations activities

After the announcement of financial results, we are making a series of international IR tours to visit international institutional investors and shareholders to communicate directly with them.

## Domestic investor relations activities

In Japan, we are committed to creating opportunities for frequent meetings with institutional investors and analysts.

## Disclosure to the London Stock Exchange

The Company became listed on the London Stock Exchange in March 2000. Since then we have been disclosing the latest information updates on important topics to them in a timely manner.


INVESTOR RELATIONS
ニュースリリース
News Release
2004

## FIVE-YEAR SUMMARY

| | Millions of yen | | | | | Thousands of U.S. dollars* |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 | 2004 |
| Direct cash loans to customers | ¥1,578,729 | ¥1,675,625 | ¥1,766,656 | ¥1,645,059 | ¥1,492,202 | $14,893,673 |
| Revenues | 382,915 | 421,279 | 428,203 | 401,561 | 370,710 | 3,612,407 |
| Income before income taxes and minority interests | 139,483 | 182,790 | 123,807 | 232,229 | 204,635 | 1,315,878 |
| Net income | 74,745 | 95,146 | 64,486 | 127,267 | 113,889 | 705,146 |
| Total stockholders' equity | 893,084 | 831,616 | 779,919 | 739,490 | 624,016 | 8,425,317 |
| Total assets | 1,899,140 | 1,939,530 | 2,017,067 | 2,018,058 | 1,899,167 | 17,916,413 |
| Number of accounts (thousands) | 2,603 | 2,815 | 2,937 | 2,909 | 2,795 | |
| Number of manned branches | 528 | 529 | 529 | 531 | 530 | |
| Number of employees | 3,324 | 3,375 | 3,770 | 3,458 | 3,443 | |

* *U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥106=US$1, a mean telegraphic transfer rate on March 31, 2004 offered by a prime Japanese bank, as described in Note 1 of the Notes to the Consolidated Financial Statements.*

## Contents

# Management's Discussion and Analysis of Results of Operations, Financial Condition, and Cash Flows

FINANCIAL REVIEW

**Revenues**

Revenue decreased by 9.1% in the year ended March 31, 2004 compared to the year ended March 31, 2003 to ¥382,915 million, reflecting principally a decrease of ¥ 37,773 million, or 9.2%, in interest income on direct cash loans. This decrease resulted mainly from a decrease of 5.8% in loan outstanding to ¥1,578,729 million.

The number of customer accounts at March 31, 2004 was 2,602,964, a decrease of 7.5%. The balance outstanding per account increased by 1.9% to ¥607 thousand. The reduction in number of customer accounts and decrease in outstanding balances both reflected primary stricter credit standards on new accounts and new loans to existing customers applied by the Company. Other income decreased by 5.1% to ¥10,972 million. Our branch expansion strategy during the period under review focused on enhancing customer convenience and improving, operational efficiency. The number of manned branch offices decreased by 1 to 528 compared to 529 of the previous year.

Takefuji added 1 further unmanned branch office, bringing the total to 1,363. The number of Yen-musubi automated loan contracting machines remains unchanged at 1,892. Takefuji reduced its own ATMs to 2,034 compared to 2,081 of the previous year. The number of interlinked cash dispensers and ATMs at banks and other financial institutions increased from 31,581 to 33,506.

**Operating Expenses**

Interest expenses included in operating expenses amounted to ¥20,346 million (US$191.9 million), a decrease of ¥2,982 million, or 12.8%, from the previous year. This was due to a decrease in the amount of borrowings and the diversification of the Company's funds procurement to longer term and lower interest bearing sources. Other expenses associated with financing decreased by 26.4%, ¥1,041 million due to a decrease in the amount of borrowings.

Total credit costs (including allowance for credit losses and write-offs directly charged to expenses) increased by 2.2% to ¥143,712 million (US$1,355.8 million), primarily due to the rise in personal bankruptcies in connection with deteriorating unemployment circumstances in Japan. The amount of loan write-offs increased by ¥23,721 million, or 21.3% to ¥134,998 million (US$1,273.6 million), and the ratio of write-offs to total outstanding loans increased by 2.0 percentage points to 8.6%. Collections from loans previously written off were ¥8,113 million. The recovery rate as a percentage of the outstanding loan balance was 0.6%. As a result, net credit loss ratio was 8.0%.

Advertising expenses amounted to ¥11,126 million (US$105.0 million), ¥3,140 million, or 22.0% lower than in the fiscal year ended March 31, 2003.

Other general and administrative expenses increased by ¥3,756 million, or 4.6%, to ¥85,055 million (US$802.4 million).

Outstanding Direct Cash Loans to Customers


(¥ Billion)
1,492
1,645
1,767
1,676
1,579
2000/3
2001/3
2002/3
2003/3
2004/3

Ratio of Credit Losses to Outstanding Loans and Net Credit Losses Ratio


(%)
2.7
2.1
3.5
3.0
4.5
4.0
6.6
6.1
8.6
8.0
2000/3
2001/3
2002/3
2003/3
2004/3

## Operating Income

Operating income decreased by ¥38,744 million, or 24.2%, over the previous fiscal year to ¥121,635 million (US$1,147.5 million), reflecting mainly the decrease of interest income on direct cash loans and the impact of provisions for credit losses during the period.

## Other Expenses (Income)

Other income was ¥17,848 million (US$168.4 million) in the year ended March 31, 2004, compared to the income of ¥22,411 million in the year ended March 31, 2003. The Company recognized a loss on devaluation of investments in securities and investments in partnerships of ¥270 million (US$2.5 million), compared to the loss of ¥1,341 million in the year ended 31st March, 2003. Gains on sales of investments in securities was ¥1,253 million, compared to ¥455 million gain in the previous period. Loss on sales/disposal of property and equipment, net, was ¥399 million, compared to a loss of ¥254 million in the previous period. Loss on sale of investments in securities was ¥79 million. Income from participation in leveraged lease partnerships was ¥17,795 million, a decrease of 24.4% from the previous period. Expenses for issuance of bonds were ¥431 million, compared to expenses of ¥514 million during the previous period. As a result of the foregoing, income before income taxes and minority interests decreased by 23.7% from the year ended 31st March, 2003 to ¥139,483 million.

## Net Income

Net income amounted to ¥74,745 million (US$705.1 million), a decrease of ¥20,401 million, or 21.4% from the previous fiscal year. The ratio of net income to revenues from the previous fiscal year's 22.6% decreased to 19.5%. Basic net income per share decreased to ¥525.5 (US$4.96) from ¥650.9. The company paid a ¥50 per share interim dividend and a ¥50 year-end dividend. The total dividend for the fiscal year ended march 31, 2004 was thus ¥100 per share.

### Projected Leveraged Lease Income



(¥ Billion)
30,000
15,000
2002/3
2003/3
2004/3
2005/3
2006/3


### Net Income to Revenues



(%)
30.7
31.7
15.1
22.6
19.5
2000/3
2001/3
2002/3
2003/3
2004/3


### Net Income per Share



(¥)
773.20
864.02
437.80
650.93
525.51
2000/3
2001/3
2002/3
2003/3
2004/3


*Note: A 1 to 1.3 stock split was carried out during fiscal 1999. The split was non-dilutive to stockholders.*

### Unsecured Loans by Interest Rate



(%)
1.0
6.1
43.2
1.6
43.2
4.9
0.9
6.6
41.4
1.8
45.2
4.1
3.2
7.3
41.5
1.6
43.0
3.4
2002/3
2003/3
2004/3
29.200%
27.375%
25.550%
23.360%
21.900%
Others


### Total Assets



(¥ Billion)
1,899
2,018
2,017
1,940
1,899
2000/3
2001/3
2002/3
2003/3
2004/3

## Financial Condition

Total assets as of March 31, 2004 were ¥1,899,140 million (US$17,916.4 million), a decrease of ¥40,390 million, or 2.1%, from the fiscal year ended March 31, 2003. Total current assets fell ¥89,869 million, or 5.1%, to ¥1,670,900 million (US$15,763.2 million), mainly due to a decrease in direct cash loans to customers of ¥96,896 million, or 5.8%, from the previous fiscal year to ¥1,578,729 million (US$14,893.7 million).

Total current liabilities decreased by ¥145,578 million, or 38.5%, from the previous fiscal year to ¥232,363 million (US$2,192.1 million). This was mainly because of a ¥118,644 million, or 41.1%, decrease to ¥170,053 million (US$1,604.3 million) in the current portion of long-term debt.

Long-term debt increased by ¥43,445 million, or 6.0%, from the previous year to ¥771,093 million (US$7,274.6 million). Of this, corporate bonds increased by ¥119,566 million over the previous term-end, to ¥442,808 million (US$4,177.4 million).

Total stockholders' equity rose by ¥61,468 million, or 7.4%, from the previous fiscal year to ¥893,084 million (US$8,425.3 million). The stockholders' equity ratio improved from 42.9% in the previous fiscal year to 47.0%. Stockholders' equity per share increased by 9.4% from the previous fiscal year to ¥6,341.88 (US$59.83).

## Cash Flows

The principal sources of cash flows from operating activities were ¥139,483 million (US$1,315.9 million) in income before income taxes and minority interests, ¥3,920 million (US$36.98 million) in depreciation and amortization, ¥8,714 million (US$82.2 million) in provision for credit losses, and ¥614,011 million (US$5,792.6 million) in principal collected on consumer loans. The main use of cash in operating activities was ¥652,067 million (US$6,151.6 million) in consumer loans made to customers. As a result, net cash flow provided by operating activities was ¥122,518 million (US$1,155.8 million).

Net cash flow provided by investing activities was ¥524 million (US$4.9 million). The principal activities contributing to cash flow from financing activities were ¥71,869 million (US$678.0 million) in proceeds from long-term borrowings and ¥261,468 million (US$2,466.7 million) in repayments of long-term loans. Together with other items, net cash flow used in financing activities was ¥132,378 million (US$1,248.9 million)

Overall, net cash flow used in operating, investing and financing activities totaled ¥7,694 million (US$72.6 million). As a result, cash and cash equivalent at the end of the year decreased to ¥113,892 million (US$1,074.4 million) compared to ¥121,586 million in the previous fiscal year.

## Efficiency

Revenue per employee decreased by 7.7% from the previous fiscal year to ¥115.2 million. Outstanding direct cash loans per employee decreased by 4.3% from the previous fiscal year to ¥475 million. Revenue per manned branch office decreased 8.9% from the previous fiscal year to ¥725 million. Outstanding direct cash loans per manned branch office were down 5.6% to ¥2,990 million.

Return on Equity


(%)
20.2
18.7
8.5
11.8
8.7
2000/3
2001/3
2002/3
2003/3
2004/3

Stockholders' Equity Ratio


(%)
32.9
36.6
38.7
42.9
47.0
2000/3
2001/3
2002/3
2003/3
2004/3

# Investment Considerations

### Overview

The ability of the Company to achieve earnings growth in the future is subject to a variety of factors related to the Japanese economy, the consumer finance industry, and management of the Company. These factors primarily involve changes in the market for consumer loans and the default rate of customers, competition from other lenders, legal limits on interest rates charged by the Company, funding availability for Company operations, and the overall status of the Company.

### Japan's Economy & The Company

*General Remarks*

Weak economic conditions in Japan may increase the amount of non-accrual loans, provisions for doubtful loans and loan write-offs.

Therefore, the Company's operation and results were adversely affected for the FY2002 and FY2003. Japan's economy has experienced a prolonged recession that began in the early 1990's. In the fiscal years ended March 31, 2002 and 2003, Japan's gross domestic product decreased 0.4% and 0.3%, respectively. The unemployment rate reached 5.0% in January 2004 and presently is between 4.9% and 5.2%. Despite implementation of a number of fiscal recovery programs and other measures taken by the national government, the Japanese economy remains weak.

*Consumer Loan Market and Defaults*

While the Japanese consumer finance market has grown rapidly in recent years, the continued sluggishness of the Japanese economy has contributed to an increase in personal bankruptcies and consumer loan defaults. As a result, allowance for doubtful loans has been increased substantially in recent years throughout the industry. If the economy remains unchanged, the Company may need to raise its doubtful loan allowance and may be forced to write off loans.

### Consumer Finance Industry & The Company

*Growing Competition from Other Lenders*

Foreign financial institutions and Japanese financial institutions, including Japanese banks, have been entering the Japanese consumer finance market recently, either directly or through investments in or alliances with existing Japanese consumer finance companies. Increased industry competition from new entrants to the consumer finance market is expected to motivate further development of this industry.

*Increase in Personal Bankruptcies*

According to figures issued by the Supreme Court of Japan, personal bankruptcies have been increasing in recent years. In the year ended December 2002, it rose 33.8% over the prior year; in the year ended December 2003, it rose 12.9% above bankruptcies in 2002. While this recent trend partly reflects the severity of the present recession, it also suggests a change in social attitudes to personal bankruptcy filing.

The Company's credit costs have increased as a result of this general rise, which has been stimulated by the lifting in October 2000 of a ban on advertising by lawyers. It also reflects some streamlining in District Court procedures, which speeded up the filing process. The severe macroeconomic climate, deregulation from April 2003 allowing legal scriveners (shihoshoshi) to handle and represent cases for claims of small amounts, and the possibility of bankruptcy law amendment in early 2004 all suggest that the number of cases may increase over the next few years. However, the pace of monthly percentage increases in bankruptcy cases has continued to decline since the middle of 2003, with decreases occurring in November and it continues to decrease to the latest month in April 2004. A client filing for bankruptcy triggers an immediate write-off of the outstanding loan, making any future partial recovery of principal unlikely. The Company's response to the worsening environment has been to tighten its credit-checking procedures and increase contract provisions against bad debt. The Company considers its credit policy more conservative than many competitors (for example, no loans offered in excess of ¥1,000,000 nor no increase in credit limit for any customer with more than ¥2,300,000 in total debt).

*Interest Rate Regulation and Reduction*

Interest rates charged by the Company are those regulated by the Contributions Law and the Interest Rate Restriction Law.

Under the Contributions Law, no one in the money lending business may charge more than 29.2% per annum (decreased from 40.004% per annum, effective June 1, 2000), and to do so at a rate exceeding 29.2% per annum would be an act subject to criminal penalty. All rates for loan products currently offered by the Company are below this level. Any lowering of the maximum chargeable rate to one below those charged on a significant portion of the Company's loan portfolio could have an adverse effect on the Company's business and financial condition.

The Interest Rate Restriction Law provides that a loan with an interest rate exceeding a certain prescribed maximum is null and void (15% to 20%, depending on the principal amount of the loan) with respect to the portion exceeding such maximum rate. Under the Money Lending Business Law, however, a payment of such excess interest by borrower or guarantor to a registered money-lender is deemed valid and is therefore non-refundable, so long as the excess interest is paid voluntarily and certain additional requirements are satisfied. The Company believes that its procedures and systems comply with all such additional requirements. The interest rates charged by the Company exceed the relevant maximum rates permitted by this law.

Although payment of the excess interest under the Interest Rate Restriction Law may not be legally enforced, many customers have voluntarily paid such excess interest. As the Money Lending Business Law is not currently under review in the Japanese Diet, it is possible that it will be revised in the near future.

Though legally contracted to do so, some borrowers have refused to pay interest in excess of certain statutory limits and have instituted legal proceedings to recover interest previously paid, claiming the Company had not complied with some of the above requirements. The Company has been required by court judgment to refund such interest in a limited number of cases. Although the Company intends to contest such lawsuits as it deems appropriate, and believes it has addressed certain deficiencies pointed out in prior cases, there can be no assurance as to the number or outcome of such legal proceedings or related modifications of industry practice or regulation in the future.

*Potential Increase in Market Interest Rates*

Interest rates in Japan have been very low for several years. This reflects the government's monetary policy, including the "zero interest rate" policy of The Bank of Japan, in place since February 1999. The current official discount rate offered by The Bank of Japan is 0.1%. Any increase in rates charged by the Company's lenders or available from capital markets that may be caused by increases in prevailing market interest rate levels generally in Japan would increase the Company's operating expenses.

## Considerations Related to The Company

*Funding Availability for Operations*

The Company derives the funds required for operations and debt service principally from cash flows received in operations and borrowings from banks, insurance companies, other lenders and, to a lesser extent, from the capital markets. As of March 31, 2004, 72.2% of the Company's borrowings on a consolidated basis, excluding bonds, was procured from its top ten lenders. While the Company has diversified funding sources in recent years and not experienced material difficulty in obtaining them, there can be no assurance that existing major lenders will not change their policies as a result of general restructuring by the Japanese financial sector. the Company's business and financial status.

*Confidentiality of Customer Information*

Any leakage or misuse of customer information received by employees could adversely affect the Company's reputation, number of clients, and operations. The Company has been implementing strict measures to secure client confidentiality.

The Private Information Protection law or any regulation designed to protect the public from misuse of personal information in the marketplace may affect the operations of the Company and possibly result in substantial regulatory, compliance, operational, or litigation expenses.

## Consolidated Balance Sheets

TAKEFUJI CORPORATION and Subsidiaries
As of March 31, 2004 and 2003

| | Millions of yen | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| **ASSETS** | | | |
| **Current Assets:** | | | |
| Cash in hand and at banks | ¥ 45,752 | ¥ 37,704 | $ 431,626 |
| Time deposits (Note 7) | 18,770 | 20,991 | 177,071 |
| Marketable securities (Note 3) | 22,284 | 33 | 210,226 |
| Short-term investments (certificates of deposit purchased under resale agreements) | 64,997 | 77,086 | 613,176 |
| Direct cash loans to customers (Notes 4 and 7): | | | |
| Principal | 1,578,729 | 1,675,625 | 14,893,673 |
| Accrued interest income | 23,732 | 23,078 | 223,887 |
| Less: Allowance for credit losses (Note 4) | (136,286) | (127,572) | (1,285,717) |
| Prepaid expenses | 1,339 | 1,390 | 12,636 |
| Deferred tax assets (Note 8) | 34,785 | 36,167 | 328,156 |
| Other current assets | 16,798 | 16,267 | 158,470 |
| **Total Current Assets** | ¥1,670,900 | ¥1,760,769 | $15,763,204 |
| **Investments:** | | | |
| Investments in securities (Notes 3 and 7) | 47,978 | 40,731 | 452,626 |
| Investments in partnerships | 5,784 | 7,418 | 54,567 |
| Other investments | 728 | 752 | 6,866 |
| | 54,490 | 48,901 | 514,059 |
| **Property and Equipment, Net of Accumulated Depreciation** (Notes 5 and 7) | 99,768 | 102,270 | 941,204 |
| **Deferred Tax Assets** (Note 8) | — | 9,340 | — |
| **Leasehold Deposits and Other Assets** (Note 6) | 73,982 | 18,250 | 697,946 |
| | ¥1,899,140 | ¥1,939,530 | $17,916,413 |

*The accompanying notes are an integral part of these statements.*

| | Millions of yen | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | |
| **Current Liabilities:** | | | |
| Short-term borrowings (Note 7) | ¥ 26,000 | — | $ 245,283 |
| Current portion of long-term debt (Note 7) | 170,053 | ¥ 288,697 | 1,604,271 |
| Accounts payable | 4,128 | 6,437 | 38,946 |
| Income taxes payable (Note 8) | 20,861 | 69,938 | 196,803 |
| Accrued expenses | 8,067 | 9,436 | 76,101 |
| Other current liabilities | 3,254 | 3,433 | 30,698 |
| **Total Current Liabilities** | 232,363 | 377,941 | 2,192,102 |
| **Long-Term Debt** (Notes 7, 8 and 11) | 771,093 | 727,648 | 7,274,464 |
| **Allowance for Retirement Benefits** (Note 9) | 2,600 | 2,325 | 24,530 |
| **Minority Interests** | — | — | — |
| **Commitments and Contingent Liabilities** (Notes 10 and 12) | | | |
| **Stockholders' Equity:** | | | |
| Common stock, no par value: | | | |
| Authorized: 430,000,000 Shares | | | |
| Issued: 147,295,200 Shares as of March 31, 2004 and 2003 | 30,478 | 30,478 | 287,527 |
| Additional paid-in capital | 52,263 | 52,263 | 493,052 |
| Retained earnings (Note 13) | 843,536 | 783,132 | 7,957,888 |
| Net unrealized gains (losses) on other investments in securities, net of taxes | 6,986 | (11,194) | 65,903 |
| Foreign currency translation adjustments | (166) | 140 | (1,564) |
| Treasury stock, at cost, 6,479,101 shares as of March 31, 2004 and 3,814,067 shares as of March 31, 2003 (Note 13) | (40,013) | (23,203) | (377,489) |
| **Total Stockholders' Equity** | 893,084 | 831,616 | 8,425,317 |
| | ¥1,899,140 | ¥1,939,530 | $17,916,413 |

## Consolidated Statements of Income

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2004, 2003 and 2002

| | Millions of yen | | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2004 |
| **Revenues:** | | | | |
| Interest income on direct cash loans | ¥371,943 | ¥409,716 | ¥413,153 | $3,508,897 |
| Other income | 10,972 | 11,563 | 15,050 | 103,510 |
| | 382,915 | 421,279 | 428,203 | 3,612,407 |
| **Costs and Expenses:** | | | | |
| Interest expenses | 20,346 | 23,328 | 24,887 | 191,942 |
| Other expenses associated with financing | 1,041 | 1,414 | 856 | 9,817 |
| Provisions for credit losses (Note 4) | 136,286 | 127,572 | 94,215 | 1,285,717 |
| Write-offs | 7,426 | 13,021 | — | 70,058 |
| Advertising expenses | 11,126 | 14,266 | 15,157 | 104,964 |
| Other general and administrative expenses | 85,055 | 81,299 | 77,091 | 802,404 |
| | 261,280 | 260,900 | 212,206 | 2,464,902 |
| **Operating Income** | 121,635 | 160,379 | 215,997 | 1,147,505 |
| **Other Expenses (Income):** | | | | |
| Loss on devaluation of investments in securities (Note 3) | 270 | 1,341 | 2,129 | 2,548 |
| Loss on devaluation of land | — | — | 119,860 | — |
| Gain on sales of investments in securities (Note 3) | (1,253) | (455) | (14,990) | (11,824) |
| Loss on sales of investments in partnerships | — | — | 784 | — |
| Loss on sales/disposal of property and equipment, net | 399 | 254 | 436 | 3,767 |
| Loss on sales of investments in securities (Note 3) | 79 | — | — | 744 |
| Loss on redemption of investments in securities | 22 | — | — | 208 |
| Gain on liquidation of a subsidiary | — | (539) | — | — |
| Gain on participation in leveraged lease partnerships (Note 11) | (17,795) | (23,526) | (16,824) | (167,880) |
| Bond issue costs | 430 | 514 | 795 | 4,064 |
| | (17,848) | (22,411) | 92,190 | (168,373) |
| **Income before Income Taxes and Minority Interests** | 139,483 | 182,790 | 123,807 | 1,315,878 |
| **Income Taxes (Note 8):** | | | | |
| Current | 60,368 | 95,912 | 62,642 | 569,509 |
| Deferred | 4,370 | (8,268) | (3,324) | 41,223 |
| | 64,738 | 87,644 | 59,318 | 610,732 |
| **Minority Interests** | — | — | (3) | — |
| **Net Income** | ¥ 74,745 | ¥ 95,146 | ¥ 64,486 | $ 705,146 |

| | Yen | | | U.S. dollars (Note 1) |
|---|---|---|---|---|
| **Amounts Per Share** (Note 2 (14)): | | | | |
| Net income—Basic | ¥ 525.5 | ¥ 650.9 | ¥ 437.8 | $ 4.96 |
| Net income—Diluted | 514.4 | — | — | 4.85 |
| Cash dividends | 100.0 | 100.0 | 100.0 | 0.94 |

*The accompanying notes are an integral part of these statements.*

## Consolidated Statements of Stockholders' Equity

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2004, 2003 and 2002

| | Number of common stock (Thousands) | Millions of yen: Common stock | Additional paid-in capital | Retained earnings | Net unrealized gains (losses) on other investments in securities | Foreign currency translation adjustments | Treasury stock, at cost |
|---|---|---|---|---|---|---|---|
| **Balance at March 31, 2001** | 147,295 | ¥30,478 | ¥52,263 | ¥656,708 | — | ¥ 41 | ¥(0) |
| Net income | — | — | — | 64,486 | — | — | — |
| Cash dividends paid (¥120 per share) | — | — | — | (17,675) | — | — | — |
| Bonuses to directors | — | — | — | (53) | — | — | — |
| Reclassification of net unrealized losses on investments in securities | — | — | — | — | ¥ (6,759) | — | — |
| Foreign currency translation adjustments | — | — | — | — | — | 430 | — |
| Changes in treasury stock, at cost (net) | — | — | — | — | — | — | (0) |
| **Balance at March 31, 2002** | 147,295 | 30,478 | 52,263 | 703,466 | (6,759) | 471 | (0) |
| Net income | — | — | — | 95,146 | — | — | — |
| Cash dividends paid (¥100 per share) | — | — | — | (14,725) | — | — | — |
| Bonuses to directors | — | — | — | (57) | — | — | — |
| Decrease due to deconsolidation of subsidiaries | — | — | — | (698) | — | — | — |
| Net unrealized losses on investments in securities | — | — | — | — | (4,435) | — | — |
| Foreign currency translation adjustments | — | — | — | — | — | (331) | — |
| Changes in treasury stock, at cost (net) | — | — | — | — | — | — | (23,203) |
| **Balance at March 31, 2003** | 147,295 | 30,478 | 52,263 | 783,132 | (11,194) | 140 | (23,203) |
| Net income | — | — | — | 74,745 | — | — | — |
| Cash dividends paid (¥100 per share) | — | — | — | (14,277) | — | — | — |
| Bonuses to directors | — | — | — | (64) | — | — | — |
| Net unrealized gains on investments in securities | — | — | — | — | 18,180 | — | — |
| Foreign currency translation adjustments | — | — | — | — | — | (306) | — |
| Changes in treasury stock, at cost (net) | — | — | — | — | — | — | (16,810) |
| **Balance at March 31, 2004** | 147,295 | ¥30,478 | ¥52,263 | ¥843,536 | ¥6,986 | ¥(166) | ¥(40,013) |

| | Number of common stock (Thousands) | Thousands of U.S. dollars (Note 1): Common stock | Additional paid-in capital | Retained earnings | Net unrealized gains (losses) on other investments in securities | Foreign currency translation adjustments | Treasury stock, at cost |
|---|---|---|---|---|---|---|---|
| **Balance at March 31, 2003** | 147,295 | $287,527 | $493,052 | $7,388,036 | $(105,606) | $1,325 | $(218,901) |
| Net income | — | — | — | 705,146 | — | — | — |
| Cash dividends paid ($0.94 per share) | — | — | — | (134,685) | — | — | — |
| Bonuses to directors | — | — | — | (609) | — | — | — |
| Net unrealized gains on investments in securities | — | — | — | — | 171,509 | — | — |
| Foreign currency translation adjustments | — | — | — | — | — | (2,889) | — |
| Changes in treasury stock, at cost (net) | — | — | — | — | — | — | (158,588) |
| **Balance at March 31, 2004** | 147,295 | $287,527 | $493,052 | $7,957,888 | $65,903 | $(1,564) | $(377,489) |

*The accompanying notes are an integral part of these statements.*

## Consolidated Statements of Cash Flows

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2004, 2003 and 2002

| | Millions of yen | | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2004 |
| **Operating Activities:** | | | | |
| Income before income taxes and minority interests | ¥139,483 | ¥182,790 | ¥123,807 | $1,315,878 |
| Depreciation and amortization | 3,920 | 3,949 | 4,972 | 36,979 |
| Loss on sales/disposal of property and equipment | 399 | 254 | 436 | 3,767 |
| Loss on devaluation of land | — | — | 119,860 | — |
| Increase (decrease) in allowance for retirement benefits | 275 | (115) | 129 | 2,599 |
| Gain on participation in leveraged lease partnerships | (8,513) | (9,883) | (9,271) | (80,311) |
| Loss on sales of investments in partnerships | — | — | 784 | — |
| Gain on sales of investments in securities | (1,253) | (455) | (14,990) | (11,824) |
| Loss on sales of investment in securities | 79 | — | — | 744 |
| Loss on redemption of investments in securities | 22 | — | — | 208 |
| Loss on devaluation of investments in securities | 270 | 1,341 | 2,129 | 2,548 |
| Direct cash loans made to customers | (652,067) | (715,750) | (919,931) | (6,151,580) |
| Direct cash loans collected from customers | 614,011 | 695,530 | 719,809 | 5,792,553 |
| Increase in allowance for credit losses | 8,714 | 29,316 | 15,656 | 82,208 |
| Write-offs | 134,998 | 111,277 | 78,559 | 1,273,568 |
| Increase in accrued interest income | (654) | (1,363) | (3,545) | (6,174) |
| Other, net | (8,602) | (4,504) | (6,002) | (81,145) |
| Sub Total | 231,082 | 292,387 | 112,402 | 2,180,018 |
| Dividend income received | 881 | 740 | 983 | 8,310 |
| Income tax paid | (109,445) | (31,395) | (107,490) | (1,032,495) |
| Net cash provided by operating activities | 122,518 | 261,732 | 5,895 | 1,155,833 |
| **Investing Activities:** | | | | |
| Decrease in time deposits (over 3-month term) | 13,695 | 2,791 | 4,205 | 129,197 |
| Increase in pledged bank deposits | (15,127) | — | — | (142,708) |
| Purchase of property and equipment | (682) | (2,241) | (2,281) | (6,436) |
| Proceeds from sales of property and equipment | — | 280 | 35 | — |
| Purchase of intangible fixed assets | (1,253) | (3,354) | — | (11,824) |
| Purchase of investments in securities | (1,220) | (867) | (12,814) | (11,511) |
| Proceeds from sales of investments in securities | 2,924 | 12,815 | 30,258 | 27,588 |
| Purchase of investments in partnerships | (243) | (1,755) | (1,084) | (2,291) |
| Proceeds from sales of investments in partnerships | 2,228 | 823 | 2,190 | 21,022 |
| Other, net | 202 | 42 | (285) | 1,902 |
| Net cash provided by investing activities | 524 | 8,534 | 20,224 | 4,939 |
| **Financing Activities:** | | | | |
| Increase (decrease) in short-term borrowings, net | 26,000 | (51,200) | 28,250 | 245,283 |
| Proceeds from long-term borrowings | 71,869 | 48,442 | 262,326 | 678,009 |
| Repayments of long-term borrowings | (261,468) | (266,663) | (379,899) | (2,466,680) |
| Proceeds from issuance of bonds | 93,175 | 83,013 | 102,469 | 879,009 |
| Repayments for redemption of bonds | (30,867) | (623) | — | (291,198) |
| Acquisition or sale of treasury stock, net | (16,810) | (23,203) | (0) | (158,588) |
| Cash dividends paid | (14,277) | (14,725) | (17,675) | (134,685) |
| Net cash used in financing activities | (132,378) | (224,959) | (4,529) | (1,248,850) |
| **Effect of exchange rate changes on cash and cash equivalents** | 1,642 | 174 | 1,068 | 15,489 |
| **Net (decrease) increase in cash and cash equivalents** | (7,694) | 45,481 | 22,658 | (72,589) |
| **Cash and cash equivalents at beginning of year** | 121,586 | 76,637 | 53,979 | 1,147,038 |
| **Decrease in cash and cash equivalents held by deconsolidated subsidiaries** | — | (532) | — | — |
| **Cash and cash equivalents at end of year (Note 2 (13))** | ¥113,892 | ¥121,586 | ¥ 76,637 | $1,074,449 |

*The accompanying notes are an integral part of these statements.*

## 1. Basis of Presenting the Consolidated Financial Statements

*(1) Accounting principles*

The accompanying consolidated financial statements have been prepared from accounts and records maintained by Takefuji Corporation (the "Company") and its consolidated subsidiaries. The Company and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards. The accounts and records of TWJ VC Co., Ltd., which is an overseas subsidiary, are maintained in conformity with generally accepted accounting principles in the United States of America. The accounts and records of other overseas subsidiaries, TSR Co., Ltd., TWJ Euro Co., Ltd., and G.H Investment Co., Ltd., are maintained in accordance with local requirements in their respective country of incorporation. No adjustments have been made to those overseas subsidiaries' financial statements on consolidation, as allowed under accounting principles generally accepted in Japan. Relevant notes have been added, and certain items presented in the consolidated financial statements filed with the Financial Services Agency in Japan have been reclassified for the convenience of readers outside Japan.

***(2) Principal shareholder of the Company***

Mr. Yasuo Takei, the former chairman of the Board of Directors and the former CEO of the Company, is the majority stockholder of the Company. Mr. Takei (together with his family and certain companies controlled by members of his family (the "Family Companies")) owned approximately 97 million shares or 69% of the outstanding shares of common stock with voting rights of the Company as of March 31, 2004 (69% as of March 31, 2003).

***(3) United states dollar amounts***

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The exchange rate of ¥106=US$1, a mean telegraphic transfer rate on March 31, 2004 offered by a prime Japanese bank, was used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at the rate or any other rate.

## 2. Summary of Significant Accounting Policies

*(1) Consolidation*

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries including overseas subsidiaries (together referred to as the "Group"). As of March 31, 2004, the subsidiaries are as listed below:

| | Equity ownership percentage |
|---|---|
| 1. Take One Country Club, Ltd. | 100.0% |
| 2. Kyoritsu Estate Co., Ltd. | 100.0 (owned by Take One Country Club, Ltd.) |
| 3. TWJ VC Co., Ltd. | 100.0 |
| 4. Takefuji Capital Co., Ltd. | 100.0 |
| 5. TSR Co., Ltd. | 100.0 |
| 6. G.H Investment Co., Ltd. | 100.0 |
| 7. TWJ Co., Ltd. | 100.0 |
| 8. TWJ Euro Co., Ltd. | 100.0 |
| 9. TDS Co., Ltd. | 100.0 |
| 10. Takefuji Bull Mart Co., Ltd. | 100.0 |

*Note: TDS Co., Ltd. and Takefuji Bull Mart Co., Ltd. were newly established and were consolidated commencing in the fiscal year ended March 31, 2002.*

*TTS Finance Co., Ltd. was sold on December 31, 2001 and its financial statements were deconsolidated from January 1, 2002.*

*Yasui Co., Ltd. and Fujix-Credit Co., Ltd. were merged into Takefuji Corporation on September 1, 2002, and thus, those companies' financial statements until August 31, 2002 were included in the consolidated financial statements for the fiscal year ended March 31, 2003.*

*Zuiko Factor Co., Ltd. and Takefuji New Research Institute Co., Ltd. were dissolved on August 31, 2002 and thus, those companies were deconsolidated from April 1, 2002 due to immateriality.*

*The accounts of the subsidiaries which use a fiscal year-end other than March 31 are included in the consolidated financial statements after making appropriate adjustments for significant transactions during the periods from their respective fiscal year-ends to March 31.*

For the purposes of preparing the consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits within the Group have been eliminated.

The acquisition cost less the fair value of net assets acquired is charged or credited to the consolidated statement of income, as the case may be, in the year of acquisition.

*(2) Income recognition*

Interest income on direct cash loans is recognized on an accrual basis. Accrued interest is recognized at either the contracted rate applied to individual loans or the maximum rate permitted by the Interest Rate Restriction Law, whichever is lower.

*(3) Allowance for credit losses*

The "allowance for credit losses" account provided by the Company is an amount to cover possible credit losses on direct cash loans.

Prior to April 1, 2002, the allowance for credit losses on direct cash loans (including delinquent loans past due 30 days or less) was calculated using the historical rate of default based on the write-offs resulting from personal bankruptcy of customers. With respect to specific loans classified as doubtful, such as delinquent loans past due for longer periods, the allowance for credit losses thereon was based on individual assessment of collectibility of each such loan.

Effective from April 1, 2002, the Company changed its calculation method of allowance for credit losses. The allowance for credit losses on direct cash loans (including delinquent loans past due 30 days or less) is calculated using an actual percentage of all write-offs, including those arising from personal bankruptcy of customers. The allowance for credit losses on doubtful loans, such as delinquent loans past due for longer periods is recorded at the estimated uncollectible amounts based on the write-offs of loans with similar credit risk ratings over a certain period. This change in the calculation method was made to more accurately reflect the credit risk of direct cash loans and the recent trend in loan write-offs in the Company's financial statements. Such refinement was made possible by enhancements to the Company's management information system that allowed the Company's management to control its credit risk using the credit risk ratings for direct cash loans. The Company upgraded its management information system in response to increased credit risk exposure resulting from the long-lasting recession in Japan. Due to this change in the calculation method, "operating income" and "income before income taxes and minority interests" for the year ended March 31, 2003 increased by ¥9,408 million, respectively, and "net income" increased by ¥5,475 million, as compared with the amounts which would have been reported if the previous method had been applied consistently.

*(4) Write-offs of direct cash loans*

The write-off of direct cash loans is made on the basis of evidence that clearly demonstrates the uncollectibility of the unpaid balances. Where the balances previously written off are subsequently recovered and collected, the amount is included in "other income" in the year of recovery.

*(5) Valuation of securities*

The Company classifies securities into different categories, each having a different accounting method depending on the purposes for which they are held. The Company held no trading securities. Held-to-maturity debt securities are carried at amortized cost. A premium or a discount arising on acquisition is amortized by the straight-line method and recognized as an adjustment to interest. Securities not classified as trading securities or held-to-maturity debt securities are classified as other investments in securities. Other investments in securities were stated at cost, determined using the moving average method.

The adoption of the mark-to-market accounting to other investments in securities became effective for the fiscal year beginning April 1, 2001. Other investments in securities with market quotations are stated at market value; each market value is determined by the quoted price at the end of the fiscal year. Net unrealized gains and losses for these other investments in securities are reported as a separate component of the stockholders' equity, net of tax, and the cost of securities sold is computed using the moving average method. Other investments in securities without market quotations are stated at cost determined by the moving average method. As a result of this adoption, investments in securities decreased by ¥12,426 million, investments in partnerships increased by ¥818 million, and the related deferred tax assets and liabilities increased by ¥5,016 million and ¥167 million, respectively. Net unrealized losses on other investments in securities, net of taxes, of ¥6,759 million were recorded in a separate component of the stockholders' equity as of March 31, 2002.

*(6) Property and equipment*

Property and equipment are stated at cost. Depreciation is computed based on the declining-balance method while the straight-line method is applied to buildings acquired on or after April 1, 1998.

The range of useful lives is principally from 10 to 50 years for buildings and leasehold improvements, and from 4 to 15 years for equipment, furniture and fixtures.

*(7) Software costs*

Costs of acquired software are amortized on the straight-line method over 5 years which is the estimated useful life.

*(8) Accounting for lease transactions*

Finance leases, other than those which are deemed to transfer the ownership of the leased assets to lessees, are accounted for by the method similar to that applicable to operating leases.

*(9) Translation of foreign currency financial statements (accounts of overseas subsidiaries)*

The balance sheets of overseas subsidiaries are translated into Japanese yen at the exchange rates as at the balance sheet date, except for stockholders' equity which is translated at historical rates. Revenues and expenses of overseas subsidiaries are translated into Japanese yen at the average annual exchange rate. Differences arising from such translation are shown as "foreign currency translation adjustments" and included in minority interests and stockholders' equity.

*(10) Income taxes*

The Company and its consolidated subsidiaries adopt deferred tax accounting for preparation of consolidated financial statements. Income taxes are determined using the asset and liability method, where deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

*(11) Allowance for retirement benefits*

The Company and its consolidated subsidiaries record an allowance for retirement benefits to employees, which is determined based on the projected benefit obligations and the pension fund assets as at the balance sheet date. Actual gain or loss is charged or credited to income in the fiscal year next to the year when that was incurred.

*(12) Bond issue costs and discount on bonds*

Bond issue costs are expensed as incurred. Discount on bonds are amortized over the period until redemption.

*(13) Cash and cash equivalents*

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Cash and cash equivalents at March 31, 2004 and 2003 consist of the following items on the balance sheets:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Cash in hand and at banks | ¥ 45,752 | ¥ 37,704 | $ 431,626 |
| Time deposits | 18,770 | 20,991 | 177,071 |
| Short-term investments | 64,997 | 77,086 | 613,176 |
| Less: Time deposits over three months | (500) | (14,195) | (4,717) |
| Less: Pledged bank deposits | (15,127) | — | (142,707) |
| Cash and cash equivalents at end of year | ¥113,892 | ¥121,586 | $1,074,449 |

*(14) Amounts per share*

Basic net income per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal year. Diluted net income per share assumes the dilution that could occur if dilutive convertible bonds were converted into common stock at beginning of the year or at time of issuance (if later). The Company issued the zero coupon convertible bonds in the year ended March 31, 2004, which have a dilutive effect on net income per share.

Effective April 1, 2002, the Company adopted the new accounting standard for net income per share and excluded bonuses to directors from net income available to common stockholders in the computation of net income per share, which is determined through appropriation of retained earnings by resolution of general stockholders' meeting subsequent to fiscal year-end and not reflected in the accounts of the current year. If this new method had been applied in the year ended March 31, 2002, net income per share for that year would have been ¥437.4.

Cash dividends per share presented in the accompanying consolidated financial statements are dividends applicable to the respective years including dividends to be paid after the end of the year.

*(15) Accounting standard for impairment of fixed assets*

On August 9, 2002, the Business Accounting Council in Japan issued "Opinion on Establishment of Asset-Impairment Accounting Standards", which requires that certain fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the criterion for impairment recognition is met, an impairment loss as the difference between the carrying amount and the higher of net discounted future cash flows or market value of the asset shall be recognized in the statements of income.

In the case of the Company, this standard shall be effective for the fiscal year beginning April 1, 2005, and an earlier adoption for the fiscal year beginning April 1, 2004 is permitted. The Company is currently in the process of assessing the impact on the Company's financial statements from adoption of this standard.

## 3. Marketable Securities and Investments in Securities

Marketable securities and investments in securities as of March 31, 2004 and 2003 consist of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Marketable securities: | | | |
| Investment trust funds and others | ¥ 22,284 | ¥ 33 | $210,226 |
| Investments in securities: | | | |
| Equities with market quotations | ¥ 44,299 | ¥ 19,677 | $417,916 |
| Equities without market quotations | 1,885 | 3,377 | 17,779 |
| Investment trust funds and others | 1,794 | 17,677 | 16,931 |
| | ¥ 47,978 | ¥ 40,731 | $452,626 |

Acquisition cost, book value (market value) and unrealized gain (loss) of investments in securities as of March 31, 2004 and 2003 are summarized as follows:

| | Millions of yen | | |
|---|---|---|---|
| | 2004 | | |
| | Acquisition cost | Book value (Market value) | Unrealized gain (loss)* |
| Marketable securities: | | | |
| Investment trust funds and others | ¥30,000 | ¥22,284 | ¥ (7,716) |
| Investments in securities: | | | |
| Equities with market quotations | ¥25,347 | ¥44,299 | ¥ 18,952 |
| Investment trust funds and others | 26 | 38 | 12 |
| | 25,373 | 44,337 | 18,964 |
| Market value not available | 3,830 | 3,641 | (189) |
| | ¥29,203 | ¥47,978 | ¥ 18,775 |

| | Thousands of U.S. dollars | | |
|---|---|---|---|
| | 2004 | | |
| | Acquisition cost | Book value (Market value) | Unrealized gain (loss)* |
| Marketable securities: | | | |
| Investment trust funds and others | $283,019 | $210,226 | $(72,793) |
| Investments in securities: | | | |
| Equities with market quotations | $239,121 | $417,916 | $178,795 |
| Investment trust funds and others | 243 | 357 | 114 |
| | 239,364 | 418,273 | 178,909 |
| Market value not available | 36,133 | 34,353 | (1,780) |
| | $275,497 | $452,626 | $177,129 |

| | Millions of yen | | |
|---|---|---|---|
| | 2003 | | |
| | Acquisition cost | Book value (Market value) | Unrealized gain (loss)* |
| Marketable securities: | | | |
| Investment trust funds and others | ¥ 33 | ¥ 33 | ¥ 0 |
| Investments in securities: | | | |
| Equities with market quotations | ¥26,337 | ¥19,677 | ¥ (6,660) |
| Investment trust funds and others | 30,049 | 17,498 | (12,551) |
| | 56,386 | 37,175 | (19,211) |
| Market value not available | 3,588 | 3,556 | (32) |
| | ¥59,974 | ¥40,731 | ¥(19,243) |

* *Includes effect of exchange rate changes on investments in securities denominated in foreign currencies.*

Other investments in securities sold during the fiscal years ended March 31, 2004 and 2003

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Proceeds from sales | ¥2,759 | ¥3,295 | $26,025 |
| Gross realized gains | 1,253 | 492 | 11,824 |
| Gross realized losses | (79) | (37) | (744) |

### Write down of investments in securities

The Company writes down the book value of equities when the market value declines by more than 50%, or the market value declines by more than approximately 30% but less than 50%, and the Company's management determines the decline to be other than temporary.

During the fiscal years ended March 31, 2004 and 2003, certain equities with market quotations were written down by ¥91 million ($855 thousand) and ¥778 million, respectively, and equities without market quotations by ¥179 million ($1,693 thousand) and ¥474 million, respectively.

## 4. Direct Cash Loans to Customers and Allowance for Credit Losses

### Direct cash loans to customers

Delinquent loans receivable held by the Company as defined under the Law on Issue of Bonds by Moneylenders as of March 31, 2004 and 2003 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Loans to bankrupt borrowers | ¥ 208 | — | $ 1,963 |
| Delinquent loans | — | — | — |
| Delinquent loans past due three months or more | 79,086 | ¥78,217 | 746,094 |
| Restructured loans* | 107,640 | 90,333 | 1,015,473 |

* The loans classified as restructured loans as of March 31, 2004 and 2003, include ¥99,916 million ($942,606 thousand) and ¥82,805 million, respectively, of loan receivables which were current or less than 31 days past due.

Loans to bankrupt borrowers:

Loans to bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and, in addition, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.

Delinquent loans:

Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.

Delinquent loans past due three months or more:

Delinquent loans past due three months or more are loans which are delinquent for three months or more from the date of interest or principal under the terms of the related loan agreements and do not include loans to bankrupt borrowers and other delinquent loans.

Restructured loans:

Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment and do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more.

### Committed lines of credit

A commitment line is normally set up when the Company makes a direct cash loan contract with an individual customer, whereby the Company is obligated to advance funds up to a predetermined amount to an individual customer upon request. At March 31, 2004 and 2003, the total outstanding balance of unused commitment

lines was ¥473,182 million ($4,463,979 thousand) and ¥482,222 million, including ¥297,452 million ($2,806,153 thousand) and ¥306,390 million in commitment lines to customers with no outstanding loan balance, respectively.

The direct cash loan contract contains provisions that allow the Company to refuse advancing funds to customers or reduce the contract amount of the commitment under certain conditions. As such, the total balance of unused commitment does not necessarily impact the Company's future cash flows.

### Allowance for credit losses

*Changes in the "allowance for credit losses" account during the years ended March 31, 2004 and 2003 are summarized as follows:*

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Balance at beginning of year | ¥127,572 | ¥ 98,256 | $1,203,509 |
| Write-offs | (127,572) | (98,256) | (1,203,509) |
| Additions to allowance | 136,286 | 127,572 | 1,285,717 |
| Balance at end of year | ¥136,286 | ¥127,572 | $1,285,717 |

As described in Note 2 (3) above, the "allowance for credit losses" account is provided by the Company as an amount to cover possible credit losses.

## 5. Property and Equipment

Property and equipment as of March 31, 2004 and 2003 are summarized as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Buildings | ¥ 22,858 | ¥ 22,934 | $215,639 |
| Leasehold improvements | 16,106 | 16,343 | 151,945 |
| Vehicles | 265 | 266 | 2,501 |
| Machinery | 128 | 128 | 1,204 |
| Equipment, furniture and fixtures | 19,324 | 20,040 | 182,307 |
| | 58,681 | 59,711 | 553,596 |
| Less: Accumulated depreciation | (35,175) | (33,703) | (331,840) |
| | 23,506 | 26,008 | 221,756 |
| Land | 69,523 | 69,523 | 655,876 |
| Golf course | 5,592 | 5,592 | 52,752 |
| Construction in progress | 1,147 | 1,147 | 10,820 |
| | ¥ 99,768 | ¥102,270 | $941,204 |

## 6. Leasehold Deposits and Other Assets

Leasehold deposits and other assets as of March 31, 2004 and 2003 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Leasehold deposits | ¥ 6,446 | ¥ 6,607 | $ 60,815 |
| Intangibles, principally telephone and land leasehold rights | 1,779 | 1,656 | 16,782 |
| Software | 3,610 | 3,529 | 34,053 |
| Deferred charges | 829 | 979 | 7,819 |
| Discount on bonds | 61,109 | 5,225 | 576,501 |
| Other | 209 | 254 | 1,976 |
| | ¥ 73,982 | ¥ 18,250 | $697,946 |

In connection with the leases of office space and other, Japanese lessors require a certain amount of leasehold deposits equivalent to several months' rent. The leasehold deposits shown above usually do not bear interest and are generally returnable only when the lease is terminated. The lease terms are generally 3 to 5 years with options for renewal subject to renegotiation of rental fees.

Expenses for rental and leases pertaining to cancelable long-term lease commitments for employee housing and computer equipment are charged to income as incurred.

## 7. Short-Term Borrowings and Long-Term Debt

Short-term borrowings outstanding as of March 31, 2004 comprised loans from banks and other financial institutions which bore interest at rates ranging from 0.539% to 3.500% at March 31, 2004. It is normal business custom in Japan for short-term borrowings to be rolled over each year.

Additional information concerning short-term borrowings for the years ended March 31, 2004 and 2003 is as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Maximum month-end balance | ¥26,000 | ¥33,000 | $245,283 |
| Average month-end balance | 8,038 | 14,477 | 75,835 |

Long-term debt as of March 31, 2004 and 2003 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Loans from banks and other financial institutions (with interest rates ranging from 1.0% to 4.3% at March 31, 2004, and from 0.45% to 4.3% at March 31, 2003)* | ¥473,688 | ¥ 663,287 | $4,468,754 |
| 7.30% Senior Unsecured Notes due November 1, 2004 with currency swap contract (Note 14) | 16,367 | 16,367 | 154,406 |
| 8.00% Senior Unsecured Notes due November 1, 2017 with currency swap contract (Note 14) | 3,665 | 3,665 | 34,571 |
| 1.30% Senior Unsecured Notes due October 29, 2003 | — | 30,000 | — |
| 2.06% Senior Unsecured Notes due March 23, 2007 | 30,000 | 30,000 | 283,019 |
| 1.52% Senior Unsecured Notes due June 22, 2005 | 30,000 | 30,000 | 283,019 |
| 2.06% Senior Unsecured Notes due June 22, 2007 | 30,000 | 30,000 | 283,019 |
| 1.60% Senior Unsecured Notes due October 22, 2004 | 10,000 | 10,000 | 94,340 |
| 2.15% Senior Unsecured Notes due October 24, 2006 | 10,000 | 10,000 | 94,340 |
| 9.20% Senior Unsecured Notes due April 15, 2011 with currency swap contract (Note 14) | 54,902 | 54,902 | 517,948 |
| 1.30% Senior Unsecured Notes due November 29, 2006 | 20,000 | 20,000 | 188,679 |
| 4.00% Senior Unsecured Notes due June 5, 2022 | 30,000 | 30,000 | 283,019 |
| 4.50% Senior Unsecured Notes due October 22, 2032 | 20,000 | 20,000 | 188,679 |
| Secured Discount Notes due March 19, 2012 with currency swap contract (Note 14) | 37,613 | 38,308 | 354,835 |
| Zero Coupon Convertible Bonds due July 31, 2006 | 38,000 | — | 358,490 |
| Secured Discount Notes due May 21, 2012 with currency swap contract (Note 14) | 32,261 | — | 304,350 |
| Adjustable Coupon Unsecured Bonds due March 1, 2034** | 80,000 | — | 754,717 |
| | 916,496 | 986,529 | 8,646,185 |
| Other long-term debt*** | 24,650 | 29,816 | 232,550 |
| | 941,146 | 1,016,345 | 8,878,735 |
| Less: Portion due within one year | (170,053) | (288,697) | (1,604,271) |
| | ¥771,093 | ¥ 727,648 | $7,274,464 |

* *With respect to certain loans from banks and other financial institutions in an aggregate amount of ¥254,920 million and Company bonds in an aggregate amount of ¥144,808 million as of March 31, 2004, respectively, maturity may be accelerated if one or more of the following events occur:*

1) *The amount of net assets falls below ¥250,000 million*
2) *Net assets ratio falls below 20%*
3) *The amount of contingent liabilities exceeds ¥170,000 million*
4) *Annual increase of the amount of contingent liabilities exceeds 75% of annual increase of the retained earnings*
5) *Income before income taxes falls below the amount of interest expenses and other expenses associated with financing*
6) *The percentage of cash and cash equivalents plus loans to customers against total assets falls below 40%*
7) *The write-off ratio exceeds 10%*
8) *The percentage of real estate and investments in securities against total assets exceeds 40%*
9) *The percentage of secured borrowings other than those loans secured by real estate against total current assets exceeds 80%*
10) *The total borrowings secured by perfected loans to customers exceeds net assets*

** *The bondholders are entitled at their options to require the Company to redeem the bonds before the final redemption date if certain event occurs.*

*** *"Other long-term debt" included negative value of the Company's participation in leveraged lease partnerships. See Note 11 below for further details. Further, "other long-term debt" as of March 31, 2004 and 2003 included long-term deferred tax liabilities of ¥6,292 million ($59,363 thousand) and ¥171 million, respectively.*

The Company borrows funds under committed lines of credit. The Company has available committed lines of credit equal to the Yen equivalent of U.S.$2,500 million. At March 31, 2003, the Company's outstanding balance under the committed line of credit was the Yen equivalent of U.S.$1,360 million, and the remaining unused portion was the Yen equivalent of U.S.$1,140 million.

At March 31, 2004, the Company's outstanding balance under the committed line of credit was the Yen equivalent of U.S.$1,610 million, and remaining unused portion was the Yen equivalent of U.S.$890 million.

Group assets pledged as collateral as of March 31, 2004 and 2003 for short-term borrowings and long-term debt are as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Time deposits | ¥ 15,127 | ¥ 1,653 | $ 142,708 |
| Investments in securities | 20,240 | 6,557 | 190,943 |
| Direct cash loans to customers under the assignment by way of security | 401,390 | 379,549 | 3,786,701 |
| Net book value of property and equipment | 24,579 | 36,171 | 231,870 |
| | ¥461,336 | ¥423,930 | $4,352,222 |

Short-term borrowings and long-term debt covered by the collateral as of March 31, 2004 and 2003 are as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Short-term borrowings | ¥ 21,000 | — | $ 198,113 |
| Current portion of long-term debt | 27,766 | ¥ 56,314 | 261,942 |
| Long-term debt | 272,408 | 252,103 | 2,569,887 |
| | ¥321,174 | ¥308,417 | $3,029,942 |

Besides assets pledged as collateral shown above, at March 31, 2004, the Company has been committed to furnish, if requested by financial institutions, "direct cash loans to customers" in the aggregate principal value of ¥11,727 million ($110,635 thousand), for securing the repayments of "long-term debt" of ¥10,313 million ($97,288 thousand), under the agreement for reserved collateral with the lenders.

In addition, the shares of the Company's subsidiary, Takefuji Capital Co., Ltd. at a book value of ¥15 million ($142 thousand) are subject to a purchase option which may be exercised by the lending banks under certain agreed-upon conditions including default of the Company. Takefuji Capital Co., Ltd. is a special-purpose company established by the Company from which the Company borrows funds provided by the foreign banks. As of March 31, 2004, outstanding borrowings of this subsidiary were ¥177,389 million ($1,673,483 thousand). The shares of Takefuji Bull Mart Co., Ltd. at a book value of ¥133 thousand ($1,257), which is a special-purpose company established by the Company for lending funds provided by issuance of discount notes to the Company, are also subject to a purchase option which may be exercised by the financial institution under certain agreed-upon conditions, with which Takefuji Bull Mart Co., Ltd. has financial arrangements. As of March 31, 2004, outstanding borrowings of this subsidiary were ¥69,874 million, ($659,185 thousand).

The aggregate annual maturities of long-term loans with banks and other financial institutions, and bonds as of March 31, 2004 are as follows:

| Year ending March 31, | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| 2005 | ¥170,053 | $1,604,271 |
| 2006 | 110,439 | 1,041,881 |
| 2007 | 183,562 | 1,731,718 |
| 2008 | 86,243 | 813,608 |
| 2009 and thereafter | 366,199 | 3,454,707 |
| | ¥916,496 | $8,646,185 |

## 8. Income Taxes

The Company is subject to a number of different income taxes which, in the aggregate, indicate a statutory tax rate in Japan of approximately 41.8% for each of the years ended March 31, 2004 and 2003.

The reconciliation of the statutory tax rate to the effective income tax rate for the fiscal years ended March 31, 2004 and 2003 is as follows:

| | 2004 | 2003 |
|---|---|---|
| Statutory tax rate | 41.8% | 41.8% |
| Increase in taxes resulting from: | | |
| Tax on undistributed profit | 3.0% | 5.2% |
| Other | 1.6% | 0.9% |
| Effective income tax rate | 46.4% | 47.9% |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 2004 and 2003 are as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Current deferred tax assets: | | | |
| Non-deductible portion of write-offs of principal amount | ¥11,596 | ¥ 345 | $109,399 |
| Non-deductible portion of provision for doubtful accrued interest income | 2,201 | 2,748 | 20,765 |
| Non-deductible portion of provision for doubtful principal amount | 15,390 | 26,744 | 145,193 |
| Loss on devaluation of marketable securities | 3,125 | — | 29,481 |
| Accounts payable | 172 | 159 | 1,623 |
| Accrued bonuses | 404 | 355 | 3,809 |
| Enterprise taxes payable | 1,340 | 5,499 | 12,644 |
| Other | 557 | 317 | 5,242 |
| Sub total | ¥34,785 | ¥36,167 | $328,156 |
| Long-term deferred tax assets: | | | |
| Loss on devaluation of investments in securities | ¥252 | ¥7,799 | $ 2,376 |
| Loss on devaluation of investments in partnerships | 239 | 292 | 2,258 |
| Non-deductible portion of provision for retirement benefits | 852 | 740 | 8,038 |
| Other | 372 | 509 | 3,514 |
| Sub total | ¥ 1,715 | ¥ 9,340 | $ 16,186 |
| Total deferred tax assets | ¥36,500 | ¥45,507 | $344,342 |
| Long-term deferred tax liabilities: | | | |
| Net unrealized gains on other investments in securities | ¥ (8,008) | ¥ (171) | $ (75,548) |
| Net deferred tax assets | ¥28,492 | ¥45,336 | $268,794 |

## 9. Retirement Plan and Retirement Benefits

Employees with more than two years of service with the Company are generally entitled to lump-sum retirement benefits determined by reference to their current rate of pay, length of service and conditions under which the termination occurs. In order to provide for such retirement benefits to employees, the Company has a funded non-contributory pension plan which covers a portion of the retirement benefits payable to the retiring employees. The benefits which are not covered by the funded pension plan are paid by the Company and the Company has recognized accrued costs for such a liability as an allowance for retirement benefits.

The following tables detail the components of pension costs, the funded status of the pension plans and major assumptions used to determine these amounts.

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Components of pension costs: | | | |
| Service cost | ¥389 | ¥401 | $3,670 |
| Interest cost | 104 | 100 | 982 |
| Expected return on plan assets | (32) | (34) | (306) |
| Net amortization | 60 | (248) | 571 |
| Net pension costs | ¥521 | ¥219 | $4,917 |

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Funded status of pension plans: | | | |
| Projected benefit obligation | ¥(4,036) | ¥(3,473) | $(38,074) |
| Plan assets, at fair value | 1,579 | 1,408 | 14,893 |
| Projected benefit obligation in excess of plan assets | (2,457) | (2,065) | (23,181) |
| Unrecognized net losses | 217 | 61 | 2,053 |
| Allowance for retirement benefits | ¥(2,240) | ¥(2,004) | $(21,128) |
| Major assumption used: | | | |
| Discount rate | 1.5% | 3.0% | |
| Expected return on plan assets | 2.3% | 2.3% | |

The Company also provides for lump-sum retirement benefits to directors and corporate auditors, which are paid on a basis similar to that used for employees. While the Company has no legal obligation, it is a customary practice in Japan to make lump-sum payments to a director or corporate auditor upon retirement with the approval of the general meetings of stockholders. Annual provisions are made in the accounts for the estimated costs of this termination plan, which is not funded. The balance of allowance for retirement benefits in the accompanying consolidated balance sheets as of March 31, 2004 and 2003 included such provision, relative to directors and corporate auditors, of ¥361 million ($3,401 thousand) and ¥321 million, respectively.

## 10. Contingent Liabilities

As of March 31, 2004 and 2003, the Group had no contingent liabilities.

## 11. Leveraged Lease Partnerships

In the past fiscal years, the Company invested in leveraged lease partnerships specifically set up for the leasing of aircrafts. Such investments were recorded at cost at the time those investments were made. Due to the fact that such partnerships are designed to incur losses in their early years of operation and gains in the subsequent years, the Company has recognized substantial losses or gains on such investments in proportion to its shares in those partnerships.

The Company accounts for such losses (net of any gains from such investments) as non-operating expenses, which are directly charged to investment cost. The amount of cumulative losses exceeding the amount of investment cost is credited to "other long-term debt". In the subsequent years, gains on such investments, which are recorded as non-operating income, are debited to "other long-term debt".

Up to March 31, 2003, net cumulative losses amounted to ¥22,966 million, ¥13,282 million of which had been charged against investment cost and a further ¥9,684 million had been credited to other long-term debt.

Similarly, up to March 31, 2004, net cumulative losses amounted to ¥3,209 million ($30,278 thousand), ¥2,038 million ($19,231 thousand) of which had been charged against investment cost and a further ¥1,171 million ($11,047 thousand) had been credited to other long-term debt.

## 12. Lease Commitments

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted for as operating leases.

Lease rental expenses on finance lease contracts without ownership-transfer for the years ended March 31, 2004 and 2003 are summarized as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Lease rental expenses | ¥1,802 | ¥2,973 | $17,001 |

The amount of outstanding future lease payments due at March 31, 2004 and 2003, which included the portion of interest thereon, is summarized as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2004 | 2003 | 2004 |
| Future lease payments | | | |
| Due within one year | ¥1,217 | ¥1,827 | $11,487 |
| Due over one year | 1,091 | 2,303 | 10,289 |
| Total | ¥2,308 | ¥4,130 | $21,776 |

## 13. Stockholders' Equity

(1) Common stock

The General Meeting of Stockholders held on June 27, 2002 approved that the Company may acquire up to a total not exceeding 13 million outstanding shares of its common stock at an amount in a total not exceeding ¥150,000 million until the conclusion of the general meeting of stockholders to be held for the year ended March 31, 2003. During the fiscal year ended March 31, 2003, the Company has acquired an aggregate of 3,814 thousand shares of its common stock for a total purchase amount of ¥23,203 million.

The General Meeting of Stockholders held on June 27, 2003 approved that the Company may acquire up to a total not exceeding 13 million outstanding shares of its common stock at an amount in a total not exceeding ¥130,000 million ($1,226,415 thousand) until the conclusion of the general meeting of stockholders to be held for the year ended March 31, 2004. During the fiscal year ended March 31, 2004, the Company has acquired an aggregate of 2,665 thousand shares of its common stock for a total purchase amount of ¥16,810 million ($158,588 thousand).

(2) Retained earnings

The Japanese Commercial Code provided that an amount equivalent to at least 10% of cash dividends and bonuses to directors and corporate auditors must be appropriated as a legal reserve until the reserve balance reaches 25% of common stock. The Company's legal reserve amount included in "retained earnings" was ¥7,619 million as of March 31, 2004 and 2003. In October 2001, the Japanese Commercial Code was amended to allow companies to draw down a portion of the statutory reserve (additional paid-in capital and legal reserve) amount in excess of 25% of common stock. The excess portion may be available for dividends, provided that certain procedures required under the Japanese Commercial Code have been taken, and stockholders' approval was obtained at the stockholders' meeting.

## 14. Financial Derivative Transactions

The Company uses financial derivative transactions, which comprise interest rate swaps, cross currency swaps and interest rate cap transactions, to reduce its exposure to market risks from fluctuations in interest rate and foreign currency exchange against bonds and loans. The Company does not hold or issue financial derivative instruments for trading purposes.

The Company considers that there is no significant credit risk arising from default by counter-parties, as they are major financial institutions in the international financial market.

All derivative transactions the Company enters into are approved by the board of directors and under administration of finance department of the Company. The conditions and results of such transactions are reported timely to the board of directors.

With regard to interest rate swap, cross currency swap and interest rate cap transactions, the Company uses the deferral method based on the short-cut method assuming that there is no ineffectiveness in the hedging relationship between hedged items and hedging instruments. For the years ended March 31, 2004 and 2003, contractual values or notional amounts, fair value and unrealized gains/losses of derivative transactions are not required to be presented.

## 15. Subsequent Events

The appropriation of retained earnings of the Company for the year ended March 31, 2004, which was proposed by the Board of Directors and approved at the General Meeting of Stockholders held on June 29, 2004, is as follows:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| Appropriations: | | |
| Cash dividends (¥50 per share) | ¥ 7,041 | $ 66,423 |
| Bonuses to directors | 45 | 426 |
| Transfer to general reserve | 60,000 | 566,037 |
| Total | ¥ 67,086 | $632,886 |

## Report of Independent Auditors

ChuoAoyama PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

To the Board of Directors of
Takefuji Corporation

We have audited the accompanying consolidated balance sheets of Takefuji Corporation and its consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Takefuji Corporation and its consolidated subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in Japan.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 (3) to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
June 29, 2004

# BOARD OF DIRECTORS, AUDITORS AND OFFICERS


Representative Director & President
Megumu Motohisa


Representative Director & Senior Managing Director
Taketeru Takei


Representative Director & Senior Managing Director
Hikaru Kondo


Managing Director
Ryotaro Kawashima


Director & Executive Officer
Katsunori Aita


Director & Executive Officer
Masayoshi Shirakura


Director & Executive Officer
Itsuho Takase


Independent Director
Akiyuki Nagase


Independent Director
Arata Sawa


Executive Officer
Takeshi Kosakai


Executive Officer
Kanji Kobayashi


Executive Officer
Yoshihisa Hagiwara


Executive Officer
Hiroshi Kimura


Executive Officer
Kengo Sato


Executive Officer
Shinji Miyamoto


Executive Officer
Shigeki Hirano


Executive Officer
Yasuaki Tabaru


Executive Officer
Tatsumi Matsunaga


Corporate Auditor
Masakuni Saito


Corporate Auditor
Toshiyuki Tsuchiya


Corporate Auditor
Takeshi Kasai


Auditor
Yoshihiro Ogura

# ORGANIZATION CHART


General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Compliance Committee
Executive Committee
President
Compliance Administrative Office
Labor Relations Dept.
Credit Card Business Dept.
Information System Dept.
Inspection Dept.
Customer Relations Office
General Affairs Dept.
Property Administration and Development Office
Investor Relations Office
Advertising Dept.
Finance Dept.
Accounting Dept.
Examination Dept.
Legal Dept.
Corporate Planning Dept.
Personnel Dept.
Public Relations Dept.
Social Contribution Office
Secretariat Office
Training and Education Dept.
Loan Administration Dept.
Business and Marketing Division
Sapporo Regional Branch
Sendai Regional Branch
Tokyo Regional Branch
Yokohama Regional Branch
Nagoya Regional Branch
Osaka Regional Branch
Okayama Regional Branch
Fukuoka Regional Branch
New Office Development Dept.
Business Administration Dept.
Business Administration Section
Operations Section

As of June 29, 2004

# HISTORY

**1966**

JAN. Chairman Yasuo Takei established the private company, Fuji Shoji

**1968**

JUNE Company incorporated under the name Takefuji Shoji, Ltd.

**1970**

JAN. Yutaka Co., Ltd., founded (currently Nishiogi Branch Office)
AUG. Yamato Loan Service Co., Ltd., founded (currently Funabashi Branch Office)

**1971**

JULY Toho Loan Service Co., Ltd., founded (currently Yokohama Branch Office)
SEPT. New office headquarters completed in Itabashi, Tokyo

**1973**

MAY Former President Yasuo Takei made his first tour of the loan industry in the United States

**1974**

NOV. Takefuji Shoji, Ltd., reorganized into a joint-stock corporation
DEC. Company name changed to Takefuji Corporation

**1977**

OCT. Outstanding loans reached ¥10 billion
DEC. Yamato Loan Service Co., Ltd., Toho Loan Service Co., Ltd., and Yutaka Co., Ltd., merged into Takefuji, increasing the total capital to ¥150 million

**1978**

FEB. ¥en Shop Takefuji adopted as corporate slogan
MAR. Capital increased to ¥300 million
MAY Headquarters moved to Sunshine 60 Building in Ikebukuro, Tokyo; Tokyo and Osaka regional branches established
JULY Subsidiaries Million Finance Co., Ltd., and Tei Kei Ai Co., Ltd., established

**1979**

MAR. Capital increased to ¥500 million
DEC. Capital increased to ¥800 million

**1980**

JULY First unsecured convertible bonds issued
DEC. Million Finance Co., Ltd. and Tei Kei Ai Co., Ltd., merged into Takefuji, increasing total capital to ¥895 million

**1981**

MAR. Large-scale computer introduced, and on-line system connecting all sales offices began operations
JUNE Outstanding loans reached ¥100 billion

**1982**

MAR. All of the first unsecured convertible bonds converted, raising total capital to ¥917 million

**1983**

NOV. On-line system connecting all offices completed
DEC. Company registered as lending institution in accordance with finance company law. Registration number: (1)-00020 (renewable every three years)

**1984**

MAY 133 Loan Administration sections placed throughout the country, bringing the total to 144 sections at the end of the year
JULY Japan Hawaii Finance Co., Ltd., acquired
SEPT. Main Headquarters Building completed in Yaesu, Tokyo
OCT. Company began making contributions to the Association for the Promotion of Seeing Eye Dogs in Japan

**1985**

AUG. System of ATMs and CDs began operations (set up in 48 locations)
OCT. Company established the Takefuji Commemorative Japan Trust, a public-interest trust, to contribute to inviting technicians from overseas to Japan

**1986**

APR. Private placement of SFr20 million in bonds made overseas, the first in the consumer finance industry

**1987**

JAN. Company took out a syndicated loan of $150 million from 15 foreign banks
AUG. Outstanding loans reached ¥300 billion

**1988**

OCT. Number of customer accounts reached one million

**1991**

FEB. Outstanding loans reached ¥500 billion

**1992**

MAY Completion of and move to New Main Headquarters Building, in Shinjuku, Tokyo

**1994**

MAR. Fiscal term-end changed to March 31
Capital increased to ¥16.33 billion

**1995**

OCT. Company began introduction of automated loan contracting machines, ¥en-musubi
NOV. Number of customer accounts reached 2 million
DEC. Company started CD and ATM tie-up operations with nonbanks and regional banks

**1996**

APR. Long-term counterparty rating (A2) assigned by Moody's Investors Service, Inc.
AUG. Registration of the Company's shares for OTC trading
SEPT. Outstanding loans reached ¥1 trillion

**1997**

MAR. Secondary offering of 3.3 million shares completed in Japan and overseas
JULY Full scale operation of 3rd generation on-line system started
SEPT. A subsidiary, TTS Finance Co., Ltd. was established
OCT. Issuance of US$165 million Yankee Bonds
NOV. Number of customer accounts reached 2.5 million

**1998**

FEB. Introduction of "Takefuji Medical Counseling Hotline24"
MAR. Secondary offering of 14 million shares overseas
OCT. Began offering a fixed-period loan-repayment insurance policy for unemployment
DEC. Takefuji shares listed on the First Section of the Tokyo Stock Exchange

**1999**

FEB. Takefuji shares approved for options trading
MAR. Trial operations of Iris-identification System for ATMs began at the Kanda Branch Office
OCT. First issuance of ¥30 billion senior unsecured notes
Takefuji New Research Institute established

**2000**

MAR. Takefuji shares listed on the London Stock Exchange
APR. TWJ Co., Ltd. established
OCT. TWJ Euro Co., Ltd. established in London

**2001**

APR. US$675 million senior unsecured notes globally offered for sale

**2002**

MAR. Establishment of US$1 billion credit line
JUNE Issuance of 20-year senior unsecured notes of ¥30 billion in the domestic market
OCT. Issuance of 30-year senior unsecured notes of ¥20 billion in the domestic market

**2003**

JUNE Issuance of euroyen ¥38 billion 3-year zero-coupon convertible bonds
DEC. Change to the membership of Compliance Committee and establishment of Compliance Administrative Office

**2004**

MAR. The first issuance of euroyen senior unsecured bonds due 2034 (¥80 billion)
APR. Start of the "Takefuji Yume (Dream) Project" to support nonprofit organizations (NPOs)
MAY The second issuance of euroyen senior unsecured bonds due 2034 (¥40 billion)

# CORPORATE DATA

| | |
|---|---|
| Takefuji Head Office: | 15-1, Nishi-Shinjuku 8-chome<br>Shinjuku-ku, Tokyo 163-8654 |
| Date of Establishment: | January 1966 |
| Capital Stock: | ¥30,478 million |
| Business: | Consumer Finance |
| Number of Manned Branch Offices: | 528 (As of March 31, 2004) |
| Number of Employees: | 3,324 (As of March 31, 2004) |
| Consolidated Subsidiaries: | Take One Country Club, Ltd.<br>Kyoritsu Estate Co., Ltd.<br>TWJ VC Co., Ltd.<br>Takefuji Capital Co., Ltd.<br>TSR Co., Ltd.<br>G.H Investment Co., Ltd.<br>TWJ Co., Ltd.<br>TWJ Euro Co., Ltd.<br>TDS Co., Ltd.<br>Takefuji Bull Mart Co., Ltd. |
| Internet Web site: | http://www.takefuji.co.jp |
| Transfer Agent for Shares: | Mizuho Trust and Banking Co., Ltd.<br>5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8240 |
| Independent Certified Public Accountants: | ChuoAoyama Audit Corporation<br>Kasumigaseki Bldg., 32nd Floor<br>2-5, Kasumigaseki 3-chome, Chiyoda-ku,<br>Tokyo 100-6088 |

## Forward-Looking Statements

This booklet and other written reports and oral statements made from time to time by the Company may contain "forward-looking statements," all of which are subject to risks and uncertainties. All statements which address operating performance, events or developments that we expect to occur in the future, including statements relating to growth, operating revenue performance or statements expressing general opinions about future operating results, are forward-looking statements.

These forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. Such factors include:

General economic conditions in the consumer loan industry
Changes in the size of the overall market for consumer loans
The rate of default by clients
The level of interest rates paid on Takefuji's debt
Legal limit on interest rate on Takefuji's loan assets

Any forward-looking statements are made based on known events and circumstances at the time. The Company assumes no obligation to update or publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of publication of this booklet.


Takefuji Head Office

TAKEFUJI CORPORATION

¥ shop 武富士

PRINTED IN JAPAN